Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Second Quarter of 2016 and Declaration of a Quarterly Dividend
MONACO--(Marketwired – July 28, 2016) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") today reported its results for the three and six months ended June 30, 2016 and declaration of a quarterly dividend.
Results for the three months ended June 30, 2016 and 2015
For the three months ended June 30, 2016, the Company's adjusted net income (see Non-IFRS Measures section below) was $6.6 million, or $0.04 basic and diluted earnings per share, which excludes from net income (i) a $3.7 million write-off of deferred financing fees, (ii) a $0.4 million unrealized gain on derivative financial instruments, (iii) a $0.4 million gain recorded on the repurchase of $5.0 million aggregate principal amount of the Company's Convertible Senior Notes due 2019 (the "Convertible Notes") and (iv) a $0.1 million gain on sales of vessels.  The adjustments resulted in an aggregate increase of net income by $2.7 million or $0.02 basic and diluted earnings per share.  For the three months ended June 30, 2016, the Company had net income of $3.8 million, or $0.02 basic and diluted earnings per share (see below for further information).
For the three months ended June 30, 2015, the Company's adjusted net income (see non-IFRS Measures section below) was $57.5 million, or $0.35 basic and $0.32 diluted earnings per share, which excludes an unrealized gain on derivative financial instruments of $0.1 million, or $0.00 per basic and diluted shares.  For the three months ended June 30, 2015, the Company had net income of $57.6 million, or $0.35 basic and $0.32 diluted earnings per share.
Results for the six months ended June 30, 2016 and 2015
For the six months ended June 30, 2016, the Company's adjusted net income (see Non-IFRS Measures section below) was $37.0 million, or $0.23 basic and $0.22 diluted earnings per share, which excludes from net income (i) a $2.1 million loss on sales of vessels, (ii) a $5.5 million write-off of deferred financing fees, (iii) a $1.4 million unrealized gain on derivative financial instruments and (iv) a $1.0 million aggregate gain recorded on the repurchase of $10.0 million aggregate principal amount of the Company's Convertible Notes. The adjustments resulted in an aggregate increase of net income by $5.2 million or $0.03 basic and diluted earnings per share. For the six months ended June 30, 2016, the Company had net income of $31.9 million, or $0.20 basic and $0.19 diluted earnings per share.

For the six months ended June 30, 2015, the Company's adjusted net income (see non-IFRS Measures section below) was $96.8 million, or $0.62 basic and $0.55 diluted earnings per share, which excludes from net income a gain of $2.0 million related to the closing of the sales of three vessels and an unrealized loss on derivative financial instruments of $0.5 million.  These adjustments aggregated to a decrease of net income by $1.5 million, or $0.01 per basic and diluted shares.  For the six months ended June 30, 2015, the Company had net income of $98.3 million, or $0.63 basic and $0.56 diluted earnings per share.
Declaration of Dividend
On July 28, 2016, the Company's Board of Directors declared a quarterly cash dividend of $0.125 per share, payable on September 29, 2016 to all shareholders as of September 15, 2016 (the record date). As of July 27, 2016, there were 172,378,640 shares outstanding.
Diluted Weighted Number of Shares
Diluted earnings per share is determined using the if-converted method. Under this method, the Company assumes that the Convertible Notes (which were issued in June 2014) are converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $5.4 million and $10.8 million during the three and six months ended June 30, 2016, respectively, are not incurred.  Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three and six months ended June 30, 2016, the Company's basic weighted average number of shares were 161,381,900 and 160,931,752, respectively.  The Company's diluted weighted average number of shares for those periods were 165,943,795 and 166,306,290, respectively which excludes the impact of the Convertible Notes since the if-converted method was anti-dilutive.  As of the date hereof, the Convertible Notes are not eligible for conversion.
Summary of Recent and Second Quarter Significant Events:
•	Below is a summary of the average daily TCE revenue and duration for voyages fixed thus far in the third quarter of 2016:
•	For the LR2s in the pool: approximately $17,000 per day for 47% of the days
•	For the LR1 in the pool: approximately $13,000 per day for 42% of the days
•	For the MRs in the pool: approximately $14,000 per day for 38% of the days
•	For the Handymaxes in the pool: approximately $11,000 per day for 32% of the days

•	Below is a summary of the average daily TCE revenue earned during the second quarter of 2016:
•	For the LR2s in the pool: $20,402 per revenue day
•	For the LR1 in the pool: $19,149 per revenue day
•	For the MRs in the pool: $16,405 per revenue day
•	For the Handymaxes in the pool: $12,924 per revenue day

•	Reduced the Company's outstanding debt by $95.1 million between April 1, 2016 and July 27, 2016.

•	Received a commitment for a credit facility of up to $300 million from ABN AMRO Bank N.V, Nordea Bank Finland plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB, the proceeds of which are expected to be used to refinance the existing indebtedness on 16 MR product tankers.

•	Executed a credit facility with NIBC Bank N.V. in June 2016 to refinance the existing indebtedness on two 2013 built MR product tankers; the loan was fully drawn in July 2016.

•	Took delivery of STI Jermyn, an LR2 product tanker that was under construction, from Daehan Shipbuilding Co., Ltd ("DHSC") in June 2016.

•	Agreed to time charter-in three MR product tankers consisting of a 2013 built MR product tanker for one year at $15,800 per day (delivered in July 2016) and two 2011 built MR product tankers, each for two years at $15,250 per day (expected to be delivered in August 2016).

•	Repurchased $5.0 million aggregate principal amount of the Convertible Notes for $847.50 per $1,000 aggregate principal amount in May 2016.

•	Repurchased 657,154 common shares at an average price of $4.26 per share in July 2016. The repurchased shares are being held as treasury shares.

•	Paid a quarterly cash dividend on the Company's common stock of $0.125 per share in June 2016.

$300 Million Credit Facility Commitment
In July 2016, the Company received a commitment for a loan facility of up to $300 million from ABN AMRO Bank N.V, Nordea Bank Finland plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB. The borrowings under the loan facility are expected to be used to refinance the existing indebtedness relating to 16 MR product tankers, and the loan facility has a final maturity of five years from the first drawdown date, and bears interest at LIBOR plus a margin of 2.50% per annum. The loan facility is expected to be comprised of a term loan up to $200 million and a revolver up to $100 million, and the availability may be used to finance up to 60% of the fair market value of the respective vessels at the time of delivery. The loan facility is subject to customary conditions precedent and the execution of definitive documentation.
NIBC Credit Facility
In June 2016, the Company executed a loan facility with NIBC Bank N.V.  This facility was fully drawn in July 2016, and the proceeds of $40.8 million were used to refinance the existing indebtedness on two 2013 built MR product tankers.  The loan facility has a final maturity of five years from the signing date and bears interest at LIBOR plus a margin of 2.50% per annum.
Vessel deliveries
In June 2016, the Company took delivery of STI Jermyn, an LR2 product tanker from DHSC.  The Company drew down $26.0 million under its ING Credit Facility to partially finance the purchase price of this vessel.
In April 2016, the Company took delivery of STI Lombard, an LR2 product tanker that was previously bareboat chartered-in, and paid the remaining 90% of the purchase price, or $53.1 million, upon delivery.  The Company drew down $26.5 million from its ING Credit Facility to partially finance this transaction.
$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities, which currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014.  As of the date hereof, the Company has the authority to purchase up to an additional $153.3 million of its securities under its Securities Repurchase Program. The Company expects to repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.

Since April 1, 2016 through the date of this press release, the Company has repurchased its securities as follows:
•	an aggregate of 657,154 of its common shares at an average price of $4.26 per share; the repurchased shares are being held as treasury shares. There are 172,378,640 shares outstanding as of July 27, 2016.
•	$5.0 million aggregate principal amount of its Convertible Notes at an average price of $847.50 per $1,000 principal amount.

Time Charter-in Update
In July 2016, the Company agreed to time charter-in two 2011 built MR product tankers, each for two years at $15,250 per day.  The Company also has an option to extend each charter for an additional year at $16,000 per day.  These vessels are expected to be delivered in August 2016.
In July 2016, the Company time chartered-in a 2013 built MR product tanker for one year at $15,800 per day.  The Company also has an option to extend the charter for an additional year at $17,000 per day.  This vessel was delivered in July 2016.
In April 2016, the Company exercised its option to extend the charter on an MR product tanker that is currently time chartered-in for an additional year at $16,350 per day effective May 2016.
Conference Call
The Company will have a conference call on July 28, 2016 at 11:00 AM Eastern Daylight Time and 5:00 PM Central European Summer Time.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (888) 599-8658 (U.S.) or +1 (913) 312-0868 (International). The conference participant passcode is 2851242. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://www.webcaster4.com/Webcast/Page/610/16297

Current Liquidity
 As of July 27, 2016, the Company had $164.6 million in cash.
Debt
 Set forth below is a summary of the Company's outstanding indebtedness as of the dates presented:
In millions of U.S. dollars	Outstanding as of March 31, 2016	Activity: Drawdowns and (repayments), net	Outstanding as of June 30, 2016	Activity: Drawdowns and (repayments), net	Outstanding as of July 27, 2016	Availability as of July 27, 2016
2011 Credit Facility	$99.0	$(2.0)	$97.0	$-	$97.0	$-
Newbuilding Credit Facility	70.3	(1.5)	68.8	-	68.8	-
2013 Credit Facility (1)	385.0	(57.0)	328.0	(36.9)	291.1	-
K-Sure Credit Facility (2)	406.7	(58.4)	348.3	(14.9)	333.4	-
KEXIM Credit Facility	383.4	-	383.4	(4.3)	379.1	-
ING Credit Facility (3)	60.1	68.6	128.7	(1.1)	127.6	-
ABN AMRO Credit Facility	137.4	(2.4)	135.0	(0.6)	134.4	-
BNP Paribas Credit Facility	34.0	(0.6)	33.4	-	33.4	-
Credit Suisse Credit Facility	-	-	-	-	-	61.2
Scotiabank Credit Facility (4)	-	33.3	33.3	-	33.3	-
NIBC Credit Facility (5)	-	-	-	40.8	40.8	-
Finance lease (6)	53.1	(53.1)	-	-	-	-
2020 senior unsecured notes	53.8	-	53.8	-	53.8	-
2017 senior unsecured notes	51.8	-	51.8	-	51.8	-
Convertible Notes (7)	353.5	(5.0)	348.5	-	348.5	-
2016 $300 million Credit Facility (8)	-	-	-	-	-	300.0
	$2,088.1	$(78.1)	$2,010.0	$(17.0)	$1,993.0	$361.2
(1)	Activity for the 2013 Credit Facility includes the following repayments in connection with the refinancing of outstanding borrowings thereunder (i) $18.3 million related to STI Osceola, which was refinanced in April 2016, (ii) $32.5 million related to STI Rose, which was refinanced in June 2016, (iii) $18.4 million related to STI Fontvieille, which was refinanced in July 2016, and (iv) $18.5 million related to STI Ville, which was refinanced in July 2016. The Company also made a scheduled principal repayment of $6.2 million in June 2016.

(2)	Activity for the K-Sure Credit Facility includes the aggregate repayment of $55.1 million in connection with the sales of STI Chelsea, STI Olivia and STI Powai in April 2016, April 2016 and May 2016, respectively. The Company also made a scheduled principal repayments of $3.3 million in June 2016 and $14.9 million in July 2016.

(3)	Activity for the ING Credit Facility includes drawdowns of (i) $26.5 million to partially finance the purchase price of STI Lombard in April 2016, (ii) $17.1 million as part of the refinancing of the amounts borrowed for STI Osceola in April 2016 and (iii) $26.0 million to partially finance the purchase price of STI Jermyn in June 2016. These drawdowns were offset by scheduled principal repayments of $1.0 million during the second quarter of 2016 and $1.1 million in July 2016.

(4)	Activity for the Scotiabank Credit Facility includes the drawdown of $33.3 million, which was used to refinance the outstanding borrowings relating to STI Rose in June 2016.

(5)	The Company executed a loan facility with NIBC Bank N.V. in June 2016. The facility has a maturity of five years from the agreement date and bears interest at LIBOR plus a margin of 2.50% per annum. This facility was fully drawn in July 2016, and the proceeds were used to refinance the existing indebtedness on STI Ville and STI Fontvieille, which were previously financed under the 2013 Credit Facility.

(6)	In April 2016, the Company took delivery of STI Lombard from its previously announced bareboat charter-in agreement and paid the remaining 90% of the purchase price, or $53.1 million, as part of this transaction.

(7)	In May 2016, the Company repurchased $5.0 million aggregate principal amount of the Convertible Notes for $847.50 per $1,000 principal amount. $37.8 million and $41.2 million of the amounts outstanding have been attributed to the conversion feature of the Convertible Notes and recorded within additional paid in capital on the unaudited condensed consolidated balance sheet as of June 30, 2016 and March 31, 2016, respectively.

(8)	In July 2016, the Company received a commitment for a loan facility of up to $300 million from ABN AMRO Bank N.V, Nordea Bank Finland plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB. The borrowings under the loan facility are expected to be used to refinance the existing indebtedness on 16 MR product tankers and the loan facility bears interest at LIBOR plus a margin of 2.50% per annum. The loan facility is subject to customary conditions precedent and the execution of definitive documentation.
Newbuilding Program
During the second quarter of 2016, the Company made installment payments of $77.0 million relating to vessels under its Newbuilding Program.
The Company currently has 10 newbuilding vessel orders (eight MRs and two LR2s) with Hyundai Mipo Dockyard Co., Ltd. ("HMD") and Sungdong Shipbuilding and Marine Engineering Co., Ltd. ("SSME"). Set forth below are the installment payments that have been made and are expected to be made in the third quarter of 2016 and future installment payments *:

In millions of U.S. dollars
Q3 2016 - installment payment made	$3.6
Q3 2016 - remaining installment payments	33.2
Q4 2016	42.0
Q1 2017	32.3
Q2 2017	50.2
Q3 2017	50.3
Q4 2017	46.9
Q1 2018	21.6

Total	$280.1

*These are estimates only and are subject to change as construction progresses.

Explanation of Variances on the Second Quarter of 2016 Financial Results Compared to the Second Quarter of 2015
For the three months ended June 30, 2016, the Company recorded net income of $3.8 million compared to net income of $57.6 million for the three months ended June 30, 2015. The following were the significant changes between the two periods:
•	Time charter equivalent, or TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended June 30, 2016 and 2015:
	For the three months ended June 30,
In thousands of U.S. dollars	2016	2015
Vessel revenue	$137,214	$188,464
Voyage expenses	(472)	(1,112)
TCE revenue	$136,742	$187,352

•	TCE revenue decreased $50.6 million to $136.7 million from $187.4 million for the three months ended June 30, 2016 and 2015, respectively. This decrease was driven by a decrease in time charter equivalent revenue per day to $16,903 per day from $23,469 per day for the three months ended June 30, 2016 and 2015, respectively (see the breakdown of daily TCE below). TCE revenue per day decreased across all of our operating segments. Global refining margins were robust in 2015, which led to a build-up of product inventories and the deferral of refinery maintenance. As a result, refinery utilization in the second quarter of 2016 decreased as overdue maintenance was performed, thus dampening global demand for product tankers.
•	Vessel operating costs increased $5.1 million to $46.2 million from $41.1 million for the three months ended June 30, 2016 and 2015, respectively. This increase was primarily driven by an increase in the Company's owned fleet to an average of 77.2 vessels from 69.6 vessels for the three months ended June 30, 2016 and 2015, respectively. Overall vessel operating costs per day remained consistent, increasing slightly to $6,585 per day from $6,487 per day for the three months ended June 30, 2016 and 2015, respectively (see the breakdown of daily vessel operating costs below).
•	Charterhire expense decreased $7.2 million to $18.7 million from $25.9 million for the three months ended June 30, 2016 and 2015, respectively. This decrease was primarily driven by a decrease in the Company's time chartered-in fleet to an average of 11.7 vessels from 18.6 vessels for the three months ended June 30, 2016 and 2015, respectively.
•	Depreciation expense increased $4.3 million to $29.9 million from $25.6 million for the three months ended June 30, 2016 and 2015, respectively. This increase was the result of an increase in the average number of owned vessels to 77.2 from 69.6 for the three months ended June 30, 2016 and 2015, respectively.

•	General and administrative expenses decreased $2.4 million to $13.1 million from $15.5 million for the three months ended June 30, 2016 and 2015, respectively. This decrease was primarily driven by reductions in compensation expense (which includes a reduction in restricted stock amortization), and legal and professional fees.
•	Financial expenses increased $4.2 million to $26.0 million from $21.8 million primarily as a result of:
•	an increase in average debt outstanding to $1.98 billion from $1.90 billion for the three months ended June 30, 2016 and 2015, respectively, accompanied by an increase in LIBOR rates over those same periods
•	an aggregate write-off of $3.7 million of deferred financing fees as a result of (i) the sales, and corresponding debt repayments on the amounts borrowed for STI Chelsea, STI Olivia and STI Powai, (ii) the refinancing of the amounts borrowed for STI Rose and STI Osceola and (iii) the repurchase of $5 million aggregate principal amount of the Convertible Notes in May 2016.
These increases were offset by an increase in the amount of interest capitalized of $0.5 million.
•	Unrealized gains and losses on derivative financial instruments relate to the change in the fair value of the profit or loss agreement on one of the Company's time chartered-in vessels with a third party who neither owns nor operates the vessel.
•	Financial income for the three months ended June 30, 2016 primarily consists of the gain recorded when the Company repurchased $5.0 million aggregate principal amount of the Company's Convertible Notes for $847.50 per $1,000 principal amount in May 2016.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Income
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	2016	2015	2016	2015
Revenue
Vessel revenue	$137,214	$188,464	$302,342	$349,170

Operating expenses
Vessel operating costs	(46,237)	(41,147)	(94,272)	(78,622)
Voyage expenses	(472)	(1,112)	(828)	(3,206)
Charterhire	(18,685)	(25,915)	(34,330)	(54,646)
Depreciation	(29,885)	(25,550)	(60,089)	(46,958)
General and administrative expenses	(13,085)	(15,451)	(30,102)	(29,153)
Gain / (loss) on sales of vessels	137	11	(2,078)	2,019
Total operating expenses	(108,227)	(109,164)	(221,699)	(210,566)
Operating income	28,987	79,300	80,643	138,604
Other (expense) and income, net
Financial expenses	(26,010)	(21,840)	(51,231)	(39,898)
Realized gain on derivative financial instruments	-	15	-	55
Unrealized gain / (loss) on derivative financial instruments	429	64	1,431	(542)
Financial income	489	53	1,104	78
Other income (expenses), net	(49)	(4)	(70)	(14)
Total other expense, net	(25,141)	(21,712)	(48,766)	(40,321)
Net income	$3,846	$57,588	$31,877	$98,283

Earnings per share

Basic	$0.02	$0.35	$0.20	$0.63
Diluted	$0.02	$0.32	$0.19	$0.56
Basic weighted average shares outstanding	161,381,900	162,457,319	160,931,752	157,177,056
Diluted weighted average shares outstanding (1)	165,943,795	199,202,256	166,306,290	193,533,559
(1)  Diluted weighted average shares outstanding, assuming conversion of the Company's Convertible Notes, were 198,076,053 and 198,342,263 for the three and six months ended June 30, 2016, respectively. Earnings per share for these periods did not consider the effect of the Convertible Notes because the if-converted method was anti-dilutive.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)
	As of
In thousands of U.S. dollars	June 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$183,855	$200,970
Accounts receivable	53,812	69,017
Prepaid expenses and other current assets	8,399	3,585
Derivative financial instruments	175	-
Inventories	6,187	6,575
Total current assets	252,428	280,147
Non-current assets
Vessels and drydock	2,974,596	3,087,753
Vessels under construction	113,921	132,218
Other assets	22,937	23,337
Total non-current assets	3,111,454	3,243,308
Total assets	$3,363,882	$3,523,455
Current liabilities
Current portion of long-term debt	$217,287	$124,503
Finance lease liability	-	53,372
Accounts payable	10,941	25,683
Accrued expenses	22,848	32,643
Derivative financial instruments	-	1,175
Total current liabilities	251,076	237,376
Non-current liabilities
Long-term debt	1,709,084	1,872,114
Derivative financial instruments	-	80
Total non-current liabilities	1,709,084	1,872,194
Total liabilities	1,960,160	2,109,570
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	2,224	2,224
Additional paid-in capital	1,744,240	1,729,314
Treasury shares	(441,018)	(427,311)
Retained earnings	98,276	109,658
Total shareholders' equity	1,403,722	1,413,885
Total liabilities and shareholders' equity	$3,363,882	$3,523,455

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the six months ended June 30,
In thousands of U.S. dollars	2016	2015
Operating activities
Net income	$31,877	$98,283
Loss / (gain) on sales of vessels	2,078	(2,019)
Depreciation	60,089	46,958
Amortization of restricted stock	15,488	15,140
Amortization of deferred financing fees	12,967	7,088
Unrealized (gain) / loss on derivative financial instruments	(1,431)	542
Amortization of acquired time charter contracts	65	346
Accretion of Convertible Notes	5,740	5,471
Gain on repurchase of Convertible Notes	(994)	-
	125,879	171,809
Changes in assets and liabilities:
Drydock payments	-	-
Decrease / (increase) in inventories	498	(1,075)
Decrease / (increase) in accounts receivable	15,205	(3,626)
Increase in prepaid expenses and other current assets	(4,878)	(7,668)
Decrease / (increase) in other assets	310	(5,607)
(Decrease) / increase in accounts payable	(1,033)	7,481
Decrease in accrued expenses	(9,373)	(2,641)
Interest rate swap termination payment	-	(128)
	729	(13,264)
Net cash inflow from operating activities	126,608	158,545
Investing activities
Acquisition of vessels and payments for vessels under construction	(102,872)	(575,467)
Proceeds from disposal of vessels	158,175	72,884
Net cash inflow / (outflow) from investing activities	55,303	(502,583)
Financing activities
Debt repayments	(276,586)	(75,034)
Issuance of debt	146,191	429,600
Debt issuance costs	(3,248)	(3,969)
Repayment of Convertible Notes	(8,393)	-
Gross proceeds from issuance of common stock	-	159,747
Equity issuance costs	(24)	(7,394)
Dividends paid	(43,259)	(42,285)
Repurchase of common stock	(13,707)	(5,907)
Net cash (outflow) / inflow from financing activities	(199,026)	454,758
(Decrease) / increase in cash and cash equivalents	(17,115)	110,720
Cash and cash equivalents at January 1,	200,970	116,143
Cash and cash equivalents at June 30,	$183,855	$226,863

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three and six months ended June 30, 2016 and 2015
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$65,866	$112,314	$158,228	$198,724

Average Daily Results
Time charter equivalent per day(2)	$16,903	$23,469	$18,561	$22,331
Vessel operating costs per day(3)	$6,585	$6,487	$6,599	$6,534

Aframax/LR2
TCE per revenue day (2)	$20,688	$30,116	$23,963	$27,876
Vessel operating costs per day(3)	$6,562	$6,751	$6,681	$6,797
Average number of owned vessels	20.1	13.3	19.6	11.1
Average number of time chartered-in vessels	2.0	4.4	2.0	5.3

Panamax/LR1
TCE per revenue day (2)	$19,149	$23,243	$22,742	$22,317
Vessel operating costs per day(3)	-	*	-	$8,362
Average number of owned vessels	-	0.1	-	1.4
Average number of time chartered-in vessels	0.7	4.7	0.8	4.8

MR
TCE per revenue day (2)	$16,528	$22,599	$17,562	$21,402
Vessel operating costs per day(3)	$6,699	$6,352	$6,639	$6,375
Average number of owned vessels	43.1	41.2	44.9	38.9
Average number of time chartered-in vessels	4.0	3.2	4.0	3.3

Handymax
TCE per revenue day (2)	$13,382	$19,774	$14,616	$19,909
Vessel operating costs per day(3)	$6,226	$6,422	$6,336	$6,586
Average number of owned vessels	14.0	15.0	14.0	15.0
Average number of time chartered-in vessels	5.1	6.2	4.2	6.5

Fleet data
Average number of owned vessels	77.2	69.6	78.5	66.3
Average number of time chartered-in vessels	11.7	18.6	11.0	19.8

* In early April 2015, the Company sold STI Harmony and STI Heritage, which were the last two owned LR1 tankers in this segment. Since there were only four total operating days in this segment in the period presented, operating costs per day were not a meaningful metric and thus not presented for the three months ended June 30, 2015.

(1)	See Non-IFRS Measures section below.
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs excluding non-recurring expenses (for example insurance deductible expenses for repairs) divided by the number of days the vessel is owned during the period.

Fleet list as of July 27, 2016

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Brixton	2014	38,000	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,000	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,000	1A	Time Charter (5)	Handymax
4	STI Hackney	2014	38,000	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,000	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,000	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,000	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,000	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,000	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,000	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,000	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,000	1A	Time Charter (5)	Handymax
13	STI Hammersmith	2015	38,000	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,000	1A	SHTP (1)	Handymax
15	STI Amber	2012	52,000	-	SMRP(2)	MR
16	STI Topaz	2012	52,000	-	SMRP(2)	MR
17	STI Ruby	2012	52,000	-	SMRP(2)	MR
18	STI Garnet	2012	52,000	-	SMRP(2)	MR
19	STI Onyx	2012	52,000	-	SMRP(2)	MR
20	STI Sapphire	2013	52,000	-	SMRP(2)	MR
21	STI Emerald	2013	52,000	-	SMRP(2)	MR
22	STI Beryl	2013	52,000	-	SMRP(2)	MR
23	STI Le Rocher	2013	52,000	-	SMRP(2)	MR
24	STI Larvotto	2013	52,000	-	SMRP(2)	MR
25	STI Fontvieille	2013	52,000	-	SMRP(2)	MR
26	STI Ville	2013	52,000	-	SMRP(2)	MR
27	STI Duchessa	2014	52,000	-	SMRP(2)	MR
28	STI Opera	2014	52,000	-	SMRP(2)	MR
29	STI Texas City	2014	52,000	-	SMRP(2)	MR
30	STI Meraux	2014	52,000	-	SMRP(2)	MR
31	STI San Antonio	2014	52,000	-	SMRP(2)	MR
32	STI Venere	2014	52,000	-	SMRP(2)	MR
33	STI Virtus	2014	52,000	-	SMRP(2)	MR
34	STI Aqua	2014	52,000	-	SMRP(2)	MR
35	STI Dama	2014	52,000	-	SMRP(2)	MR
36	STI Benicia	2014	52,000	-	SMRP(2)	MR
37	STI Regina	2014	52,000	-	SMRP(2)	MR
38	STI St. Charles	2014	52,000	-	SMRP(2)	MR
39	STI Mayfair	2014	52,000	-	SMRP(2)	MR

40	STI Yorkville	2014	52,000	-	SMRP(2)	MR
41	STI Milwaukee	2014	52,000	-	SMRP(2)	MR
42	STI Battery	2014	52,000	-	SMRP(2)	MR
43	STI Soho	2014	52,000	-	SMRP(2)	MR
44	STI Memphis	2014	52,000	-	SMRP(2)	MR
45	STI Tribeca	2015	52,000	-	SMRP(2)	MR
46	STI Gramercy	2015	52,000	-	SMRP(2)	MR
47	STI Bronx	2015	52,000	-	SMRP(2)	MR
48	STI Pontiac	2015	52,000	-	SMRP(2)	MR
49	STI Manhattan	2015	52,000	-	SMRP(2)	MR
50	STI Queens	2015	52,000	-	SMRP(2)	MR
51	STI Osceola	2015	52,000	-	SMRP(2)	MR
52	STI Notting Hill	2015	52,000	1B	Time Charter (6)	MR
53	STI Seneca	2015	52,000	-	SMRP(2)	MR
54	STI Westminster	2015	52,000	1B	Time Charter (6)	MR
55	STI Brooklyn	2015	52,000	-	SMRP(2)	MR
56	STI Black Hawk	2015	52,000	-	SMRP(2)	MR
57	STI Elysees	2014	109,999	-	SLR2P (4)	LR2
58	STI Madison	2014	109,999	-	SLR2P (4)	LR2
59	STI Park	2014	109,999	-	SLR2P (4)	LR2
60	STI Orchard	2014	109,999	-	SLR2P (4)	LR2
61	STI Sloane	2014	109,999	-	SLR2P (4)	LR2
62	STI Broadway	2014	109,999	-	SLR2P (4)	LR2
63	STI Condotti	2014	109,999	-	SLR2P (4)	LR2
64	STI Rose	2015	109,999	-	Time Charter (7)	LR2
65	STI Veneto	2015	109,999	-	SLR2P (4)	LR2
66	STI Alexis	2015	109,999	-	SLR2P (4)	LR2
67	STI Winnie	2015	109,999	-	SLR2P (4)	LR2
68	STI Oxford	2015	109,999	-	SLR2P (4)	LR2
69	STI Lauren	2015	109,999	-	SLR2P (4)	LR2
70	STI Connaught	2015	109,999	-	SLR2P (4)	LR2
71	STI Spiga	2015	109,999	-	SLR2P (4)	LR2
72	STI Savile Row	2015	109,999	-	SLR2P (4)	LR2
73	STI Kingsway	2015	109,999	-	SLR2P (4)	LR2
74	STI Carnaby	2015	109,999	-	SLR2P (4)	LR2
75	STI Lombard	2015	109,999	-	SLR2P (4)	LR2
76	STI Grace	2016	109,999	-	SLR2P (4)	LR2
77	STI Jermyn	2016	109,999	-	SLR2P (4)	LR2

	Total owned DWT		5,025,979

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry (8)
	Time chartered-in vessels
78	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$17,000	02-Jun-17	(9)
79	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$17,000	02-Apr-17	(10)
80	Silent	2007	37,847	1A	SHTP (1)	Handymax	$15,600	21-Mar-19	(11)
81	Single	2007	37,847	1A	SHTP (1)	Handymax	$15,600	24-Mar-19	(11)
82	Star I	2007	37,847	1A	SHTP (1)	Handymax	$15,600	27-Mar-19	(11)
83	Miss Mariarosaria	2011	47,499	-	SMRP(2)	MR	$16,350	26-May-17	(12)
84	Vukovar	2015	49,990	-	SMRP(2)	MR	$17,034	01-May-18
85	Targale	2007	49,999	-	SMRP(2)	MR	$16,200	17-May-17	(13)
86	Zefyros	2013	49,999	-	SMRP(2)	MR	$15,800	08-Jul-17	(14)
87	Gan-Trust	2013	51,561	-	SMRP(2)	MR	$17,500	06-Jan-17	(15)
88	Hellespont Progress	2006	73,728	-	SPTP (3)	LR1	$17,250	14-Mar-17
89	Densa Crocodile	2015	105,408	-	SLR2P (4)	LR2	$22,600	07-Feb-17	(16)
90	Densa Alligator	2013	105,708	-	SLR2P (4)	LR2	$24,875	17-Sep-16	(17)

	Total time chartered-in DWT		721,957

	Newbuildings currently under construction

	Vessel Name	Yard		DWT	Vessel type
91	Hull 2601 - TBN STI Galata	HMD	(18)	52,000	MR
92	Hull 2602 - TBN STI Bosphorus	HMD	(18)	52,000	MR
93	Hull 2603 - TBN STI Leblon	HMD	(18)	52,000	MR
94	Hull 2604 - TBN STI La Boca	HMD	(18)	52,000	MR
95	Hull 2605 - TBN STI San Telmo	HMD	(18)	52,000	MR
96	Hull 2606 - TBN STI Jurere	HMD	(18)	52,000	MR
97	Hull 2607 - TBN STI Esles II	HMD	(18)	52,000	MR
98	Hull 2608 - TBN STI Jardins	HMD	(18)	52,000	MR
99	Hull S3120 - TBN STI Selatar	SSME	(19)	109,999	LR2
100	Hull S3121 - TBN STI Rambla	SSME	(19)	109,999	LR2

	Total newbuilding product tankers DWT			635,998

	Total Fleet DWT			6,383,934

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company

(5)	This vessel is currently time chartered-out to an unrelated third-party for three years at $18,000 per day. This time charter is scheduled to expire in January 2019.
(6)	This vessel is currently time chartered-out to an unrelated third-party for three years at $20,500 per day. This time charter is scheduled to expire in December 2018.
(7)	This vessel is currently time chartered-out to an unrelated third-party for three years at $28,000 per day. This time charter is scheduled to expire in February 2019.
(8)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(9)	In March 2016, we extended the charter for an additional year at $17,000 per day effective June 2016.
(10)	In March 2016, we extended the charter for an additional year at $17,000 per day effective April 2016.
(11)	We have options to extend this charter for two consecutive one year periods at $16,500 and $17,500 per day, respectively.
(12)	In April 2016, we declared the option to extend the charter for an additional year at $16,350 per day effective May 2016.
(13)	In March 2016, we extended the charter for an additional year at $16,200 per day effective May 2016.
(14)	We have an option to extend the charter for an additional year at $17,000 per day.
(15)	We have an option to extend the charter for an additional year at $18,000 per day.
(16)	We have entered into an agreement with a third party whereby we split all of the vessel's profits and losses above or below the daily base rate.
(17)	We have an option to extend the charter for an additional year at $26,925 per day.
(18)
These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea).  Seven vessels are expected to be delivered throughout 2017 and one vessel is expected to be delivered in the first quarter of 2018.

(19)
These newbuilding vessels are being constructed at SSME (Sungdong Shipbuilding & Marine Engineering Co., Ltd). One vessel is expected to be delivered in the third quarter of 2016 and one in the fourth quarter of 2016.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2015 and 2016 were as follows:

Date paid	Dividends per share
March 2015	$0.120
June 2015	$0.125
September 2015	$0.125
December 2015	$0.125
March 2016	$0.125
June 2016	$0.125

On July 28, 2016, the Scorpio Tankers' Board of Directors declared a quarterly cash dividend of $0.125 per share, payable on September 29, 2016 to all shareholders as of September 15, 2016 (the record date). As of July 27, 2016 there were 172,378,640 shares outstanding.

Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities, which currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014.  As of the date hereof, the Company has the authority to purchase up to an additional $153.3 million of its securities under its Securities Repurchase Program. The Company expects to repurchase any securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any securities.
Since January 1, 2016 through the date of this press release, the Company has repurchased its securities as follows:
•	an aggregate of 2,956,760 of its common shares at an average price of $5.58 per share; the repurchased shares are being held as treasury shares. There are 172,378,640 shares outstanding as of July 27, 2016.
•	$10.0 million aggregate principal amount of its Convertible Notes at an average price of $839.28 per $1,000 principal amount.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 77 product tankers (21 LR2, 14 Handymax, and 42 MR tankers) with an average age of 1.8 years and time charters-in 13 product tankers (two LR2, one LR1, five MR and five Handymax tankers). The Company has contracted for 10 newbuilding product tankers (eight MR and two LR2 tankers). The two LR2s are expected to be delivered in the second half of 2016 (one per quarter), seven MRs are expected to be delivered throughout 2017 and one MR is expected to be delivered in the first quarter of 2018.  Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes adjusted net income and adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of adjusted net income with adjusted earnings per share, basic and diluted, and adjusted EBITDA are useful to investors because they facilitate the comparability and the evaluation of companies in the Company's industry. In addition, the Company believes that adjusted net income with adjusted earnings per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company's industry. The Company's definitions of adjusted net income with the adjusted earnings per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
Reconciliation of Net Income to Adjusted Net Income

	For the three months ended June 30, 2016
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$3,846	$0.02	$0.02
Adjustments:
Deferred financing fees write-off	3,706	0.02	0.02
Unrealized gain on derivative financial instruments	(429)	(0.00)	(0.00)
Gain on repurchase of Convertible Notes	(413)	(0.00)	(0.00)
Gain on sales of vessels	(137)	(0.00)	(0.00)
Adjusted net income	$6,573	$0.04	$0.04

	For the three months ended June 30, 2015
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$57,588	$0.35	$0.32
Adjustments:
Unrealized loss on derivative financial instruments	(64)	(0.00)	(0.00)
Gain on sales of vessels	(11)	(0.00)	(0.00)
Adjusted net income	$57,513	$0.35	$0.32

(1)	Summation differences due to rounding
	For the six months ended June 30, 2016
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$31,877	$0.20	$0.19
Adjustments:
Deferred financing fees write-off	5,501	0.03	0.03
Unrealized gain on derivative financial instruments	(1,431)	(0.01)	(0.01)
Gain on repurchase of Convertible Notes	(994)	(0.01)	(0.01)
Loss on sale of vessels	2,078	0.01	0.01
Adjusted net income	$37,031	$0.23 (1)	$0.22 (1)

	For the six months ended June 30, 2015
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$98,283	$0.63	$0.56
Adjustments:
Unrealized loss on derivative financial instruments	542	0.00	0.00
Gain on sales of vessels	(2,019)	(0.01)	(0.01)
Adjusted net income	$96,806	$0.62	$0.55

Reconciliation of Net Income to Adjusted EBITDA
	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars	2016	2015	2016	2015
Net income	$3,846	$57,588	$31,877	$98,283
Financial expenses	26,010	21,840	51,231	39,898
Unrealized (gain) / loss on derivative financial instruments	(429)	(64)	(1,431)	542
Financial income	(76)	(53)	(110)	(78)
Depreciation	29,885	25,550	60,089	46,958
Amortization of restricted stock	7,180	7,464	15,488	15,140
(Gain) / loss on sales of vessels	(137)	(11)	2,078	(2,019)
Gain on repurchase of Convertible Notes	(413)	-	(994)	-
Adjusted EBITDA	$65,866	$112,314	$158,228	$198,724

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Scorpio Tankers Inc.
 212-542-1616